SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2006

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Reference is made to the filing by Korea Electric Power Corporation (“KEPCO”) of the current report on Form 6-K with the Securities and Exchange Commission of the United States on May 9, 2006.

KEPCO announces its unaudited, preliminary financial information for the three-month period ended March 31, 2006 as attached hereto. KEPCO will hold a conference call as notified by its filing above to discuss the financial information including those relating to KEPCO’s six generation subsidiaries.

☐ Attached: Unaudited, non-consolidated preliminary financial information of Korea Electric Power Corporation for the three-month period ended March 31, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Lee, Hi-Taek
Name:	Lee, Hi-Taek
Title:	Chief Financial Officer

Date: May 11, 2006

[Attachment]

Disclaimer:

This financial information has not been audited or reviewed by KEPCO’s independent accountants, Samjung & Co., or any other accountants and has not been prepared in accordance with the generally accepted accounting principles of any country. Accordingly, this financial information may not necessarily be indicative of the results of operations of KEPCO and GENCOs and should not be relied upon,or form a basis of entering into any contract, for the purpose of trading any securities of KEPCO or any other investment decision in respect of KEPCO.

Preliminary NON-CONSOLIDATED STATEMENT OF INCOME (un-audited)

for the first three months of 2006 and 2005

Korea Electric Power Corporation

(unit : in billions of Korean Won)	1Q2006	1Q2005	Change(yoy)
Operating revenues:	6,787	6,198	9.5%

Sale of electric power	6,754	6,122	10.3%
Other electric business	26	49	-47.1%
Other business	8	27	-71.4%

Operating expenses:	6,724	5,773	16.5%

Power purchased for resale	5,533	4,707	17.6%
Maintenance	187	109	71.7%
Depreciation	455	446	2.1%
Other	540	485	11.4%
Other business	9	27	-65.6%

Operating income	63	425	-85.1%

Other income:	972	1,101	-11.7%

FX gain	110	138	-20.3%
Investment income from affiliates	797	824	-3.2%
Other	65	140	-53.5%

Other expenses:	246	176	40.0%

Interest expenses	138	122	13.5%
FX loss	2	8	-80.0%
Investment loss from affliates	60	2	3656.3%
Other	46	45	3.1%

Ordinary income	789	1,350	-41.5%

Provision for income taxes	57	236	-75.9%

Net income	732	1,114	-34.3%